[Reference Translation]

December 14, 2020

To Whom It May Concern:

Company Name:	TOYOTA MOTOR CORPORATION

Name and Title of Representative:	Akio Toyoda, President

(Code Number: 7203	The First Section of Tokyo Stock Exchange and Nagoya Stock Exchange)

Name and Title of Contact Person:	Kaname Shimizu, General Manager, Accounting Division

(Telephone Number:	0565-28-2121)

Notice concerning Acquisition and Cancellation of First Series Model AA Class Shares

Toyota Motor Corporation (“TMC”) hereby informs you that, regarding the First Series Model AA Class Shares (the “Class Shares”), its board of directors resolved at a meeting held on December 14, 2020 to exercise TMC’s cash call option to acquire all outstanding Class Shares and, subject to such acquisition, to cancel all Class Shares pursuant to Article 178 of the Companies Act of Japan, as follows.

1. Reason for the Acquisition and Cancellation of the Class Shares

Under the circumstances in which the pace of technological advancement in the automobile industry was gaining every day, TMC believed that, in order to enhance its medium-to-long-term corporate value, it was imperative to continue to produce cutting-edge and next-generation technologies which contributed more than ever to society and the environment, and TMC issued the Class Shares in July 2015 in order to ensure funds for investment in next-generation technologies, towards the challenge for the future of achieving a better car society.

Through the issuance of the Class Shares, TMC has steadily invested in the future, such as (i) investment in new areas, known as “CASE”, which refers to “Connected”, “Autonomous/Automated”, “Shared” and “Electric”, (ii) development of next generation environmentally friendly cars, and (iii) alliances with partners, including those in different industries.

The purpose of the issuance of the Class Shares was to lay a foundation for the future mobility society through such investment. TMC believes that it has achieved certain results, and resolved, at its board of directors meeting held today, to acquire all outstanding Class Shares and cancel all Class Shares.

The pace of the environmental changes surrounding the automobile industry and of technological advancement is increasing. TMC will continue to strive for the future in accordance with the changing times.

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2. Details of Matters concerning the Acquisition

(1)	Class of shares to be acquired	Toyota Motor Corporation First Series Model AA Class Shares

(2)	Total number of shares to be acquired

All outstanding Class Shares

*  As of December 14, 2020

Number of outstanding shares: 45,092,330 shares

Outstanding amount (as defined below): 477,888,513,340 yen

*  “Outstanding amount” means the amount calculated by multiplying the number of outstanding shares stated above by the Issue Price (10,598 yen).

(3)	Acquisition price of shares (base price)

Amount calculated by adding the Accrued Dividend (as defined below) to the Issue Price per Class Share (fractions of less than one yen are rounded down).

*  “Accrued Dividend” means the amount calculated by multiplying the number of days in the period from and including the beginning of the fiscal year in which the date of the acquisition stated in (5) below falls to and including such date of the acquisition by the amount of the First Series AA Dividends (as defined below), and dividing the product by 365.

*  “First Series AA Dividends” means the amount calculated by multiplying the Issue Price per Class Share by the annual dividend rate (2.5%) (fractions of less than one yen are rounded down).

(4)	Notification date of Class Shares to shareholders	December 14, 2020

(5)	Time and date of acquisition	Noon, April 2, 2021

(Reference) Summary of Toyota Motor Corporation First Series Model AA Class Shares

(1)	Issue date	July 24, 2015

(2)	Issue Price	10,598 yen per share

(3)	Aggregate amount of Issue Price	499,165,800,000 yen

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3. Details of Matters concerning the Cancellation

(1)	Class of shares to be cancelled	Toyota Motor Corporation First Series Model AA Class Shares

(2)	Total number of shares to be cancelled	All Class Shares (47,100,000 shares)

(3)	Effective date of cancellation	April 3, 2021

This cancellation is subject to TMC’s acquisition of the Class Shares stated in 2. above.

4. Effect on TMC’s Results

The acquisition and cancellation of the Class Shares will have no effect on TMC’s business results. Cash reserves are planned to be appropriated to the funds for the acquisition of the Class Shares.

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